UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2019

Commission File Number: 001-37643

KITOV PHARMA LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by reference herein are the following exhibits:

Exhibit 1.1:	Form of Securities Purchase Agreement dated as of January 16, 2019 by and between the Registrant and the purchasers in the offering.

Exhibit 1.2:	Engagement Agreement, dated January 16, 2019 between the Registrant and H.C. Wainwright & Co., LLC (“Wainwright”).

Exhibit 4.1:	Form of Warrant issued to purchasers in the concurrent private offering.

Exhibit 4.2:	Form of Placement Agent Warrant issued to Wainwright.

Exhibit 5.1:	Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co.

Exhibit 5.2:	Opinion of Haynes and Boone, LLP

Exhibit 23.1:	Consent of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co. (included in Exhibit 5.1).

Exhibit 23.2:	Consent of Haynes and Boone, LLP (included in Exhibit 5.2).

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of ADSs or warrants in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037), the Registrant’s Registration Statements on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 18, 2019	KITOV PHARMA LTD.

	By:	/s/ Isaac Israel
Isaac Israel
Chief Executive Officer

2